Volaris Reports Financial Results

for the First Quarter 2023

Mexico City, Mexico, April 24th, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States, Central and South America, today announces its financial results for the first quarter 2023[1].

First Quarter 2023 Highlights

(All figures are reported in U.S. dollars and compared to 1Q 2022 unless otherwise noted)

■	Total operating revenues of $731 million, a 29% increase.
■	Total revenue per available seat mile (TRASM) increased 9.5% to $7.71 cents.
■	Available seat miles (ASMs) increased 18% to 9.5 billion.
■	Total operating expenses of $762 million, representing 104% of total operating revenue.
■	Total operating expenses per available seat mile (CASM) increased 8.2% to $8.03 cents.
■	Average economic fuel cost increased 12% to $3.46 per gallon.
■	CASM ex fuel increased 5.7% to $4.65 cents.
■	Adjusted CASM ex fuel increased 6.3% to $4.28 cents.
■	Net loss of $71 million. Loss per share of $0.06 and loss per ADS of $0.62 cents.
■	EBITDAR of $123 million, a 27% increase.
■	EBITDAR margin was 16.8%, a reduction of 0.2 percentage points.
■	Cash, cash equivalents, and restricted cash position totaled $704 million, representing 23% of the last twelve months’ total operating revenue.

■   Net debt-to-LTM EBITDAR ratio of 3.8 times.

Enrique Beltranena, President & Chief Executive Officer said: “During the first quarter, demand in all segments and regions remained strong for our company. We achieved a new first-quarter TRASM record, thanks to the solid penetration of ancillaries. Volaris has continued to grow profitably in the United States, driven by our strength in U.S. transborder and Central America regions. Going forward, the strength of our network coupled with our strict cost control are expected to provide us with a widening competitive advantage in our markets. Good progress has been made in CAT1 with the approval of the amendments to the Aviation Law by Congress”.

[1] The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

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First Quarter 2023 Consolidated Financial and Operating Highlights

(All figures are reported in U.S. dollars and compared to 1Q 2022 unless otherwise noted)

	First Quarter
Financial and Operating Highlights	2023	2022	Var.
Total operating revenue (millions)	731	567	28.9%
TRASM (cents)	7.71	7.04	9.5%
ASMs (million, scheduled & charter)	9,488	8,061	17.7%
Load Factor (scheduled, RPMs/ASMs)	85.0%	83.5%	1.6 pp
Passengers (thousand, scheduled & charter)	8,186	6,989	17.1%
Fleet (end of period)	120	104	16
Total operating expenses (millions)	762	598	27.4%
CASM (cents)	8.03	7.42	8.2%
CASM excl. fuel (cents)	4.65	4.40	5.7%
Adjusted CASM excl. fuel (cents) (1) (2)	4.28	4.03	6.3%
Operating loss (EBIT) (millions)	(31)	(31)	0.0%
% EBIT Margin	(4.3%)	(5.5%)	1.3 pp
Net loss (millions)	(71)	(49)	44.9%
% Net loss margin	(9.7%)	(8.7%)	(1.0 pp)
EBITDAR (millions)	123	97	26.8%
% EBITDAR Margin	16.8%	17.0%	(0.2 pp)
Net debt-to-EBITDAR	3.8x	2.3x	1.5x

*Note: Figures are rounded for convenience purposes. Further detail found in financial and operating indicators.

(1) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.

(2) Reconciliation of CASM to Adjusted CASM ex fuel:

	First Quarter
Reconciliation of CASM	2023	2022	Var.
CASM (cents)	8.03	7.42	8.2%
- Fuel expense	3.38	3.02	11.9%
CASM ex fuel	4.65	4.40	5.7%
- Aircraft and engine variable lease expenses[2]	0.37	0.41	(8.6%)
- Sale and lease back gains	(0.00)	(0.04)	N/A
Adjusted CASM ex fuel	4.28	4.03	6.3%

[2] Aircraft redeliveries.

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Total operating revenues in the quarter were $731 million, a 29% increase driven by solid international demand and ancillary revenue per passenger.

Booked passengers were 8.2 million in the quarter, an increase of 17%. Domestic and international booked passengers increased 13% and 33%, respectively, while total capacity, in terms of available seat miles (ASMs), increased 18% to 9.5 billion.

Load factor reached 85.0%, 1.6 percentage points higher than in the same period in 2022.

TRASM increased 9.5% to $7.71 cents in the quarter. Average base fare was $47, an increase of 2.4%. Ancillary revenue per passenger was $42, a 20% increase. Ancillary revenue represented 47% of total operating revenue, 4.0 percentage points above the first quarter 2022. Finally, total operating revenue per passenger stood at $89, representing a 10% increase.

Total operating expenses in the quarter were $762 million, representing 104% of total operating revenue, compared to 105% in the same period of 2022; a 1 percentage point decrease.

CASM totaled $8.03 cents, 8.2% higher when compared to the same period of 2022. The average economic fuel cost, excluding VAT, per gallon increased 12% to $3.46 per gallon in the period.

CASM ex fuel increased 5.7% to $4.65 cents and adjusted CASM ex fuel increased 6.3% to $4.28 cents.

Comprehensive financing result represented an expense of $65 million in the first quarter of 2023, compared to a $33 million expense in the same period of 2022. For the first quarter, the average exchange rate was Ps.18.70 per US dollar, an 8.9% appreciation compared to the first quarter of 2022. At the end of the quarter, the exchange rate stood at Ps.18.11 per US dollar.

Income tax benefit for the quarter was $25 million, compared to $16 million registered in the same period of 2022.

Net loss in the quarter was $71 million, with loss per share of $0.06 and loss per ADS of $0.62 cents.

EBITDAR for the quarter was $123 million, an increase of 27% despite higher fuel prices compared to the same period in 2022. EBITDAR margin stood at 16.8%, a decrease of 0.2 percentage points.

Balance Sheet, Liquidity and Capital Allocation

For the first quarter of 2023, net cash flow provided by operating activities in the quarter was $208 million, while cash outflows used in investing and financing activities were $109 million and $110 million, respectively.

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Net debt-to-LTM EBITDAR ratio stood at 3.8 times, compared to 2.3 times in the same period of 2022 and 3.9 times in the fourth quarter of 2022.

Fleet

During the first quarter, Volaris redelivered one A319ceo aircraft and added two A321neo and two A320neo aircraft to its fleet, bringing the total number of aircraft to 120 as of March 31, 2023. The fleet has an average age of 5.4 years and an average seating capacity of 193 passengers per aircraft. Of the total fleet, 56% of the aircraft were New Engine Option (NEO) models. Volaris plans to increase its fleet to approximately 125 aircraft by the end of 2023.

	First Quarter			Fourth Quarter
Total Fleet	2023	2022	Var.	2022	Var.
CEO
A319	3	6	(3)	4	(1)
A320	40	40	-	40	-
A321	10	10	-	10	-
NEO
A320	50	41	9	48	2
A321	17	7	10	15	2
Total aircraft end of period	120	104	16	117	3

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

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Investor Relations Contact:

Ricardo Martínez / ir@volaris.com

Media Contact:

Gabriela Fernández / gabriela.fernandez@volaris.com

Conference call and webcast details

Date:	Tuesday, April 25th, 2023
Time:	9:00 am Mexico City / 11:00 am New York (USA) (ET)
United States dial in:	+1-844-204-8586
Mexico dial in:	+52-55-8880-8040
International dial in:	+1-412-317-6346
Participant code:	Volaris
Replay access Code:	9371069
URL for Webcast & video presentation:	Volaris Webcast

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 202 and its fleet from 4 to 120 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central and South America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit: www.volaris.com.

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Forward-looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's full year outlook and intentions and expectations regarding the delivery schedule of aircraft on order, amount of aircrafts at year end, amount of forward bookings during the holiday season, ability to maintain the load factor, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. Additional information concerning these, and other factors is contained in the Company's US Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Supplemental information on non-IFRS measures

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”). These non-IFRS measures include CASM, CASM ex-fuel, Adjusted CASM ex-fuel, EBITDAR and Net debt-to-LTM EBITDAR. We define CASM as total operating expenses by available seat mile. We define CASM ex-fuel as total operating expenses by available seat mile, excluding fuel expense. We define Adjusted CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense, aircraft and engine variable lease expenses and sale and lease back gains. We define EBITDAR as earnings before interest, income tax, depreciation and amortization, depreciation of right of use assets and aircraft and engine variable lease expenses. We define Net debt-to-LTM EBITDAR as Net debt divided by LTM EBITDAR.

These non-IFRS measures are provided as supplemental information to the financial information presented in this release that is calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts’ and investors’ overall understanding of our operating performance.

Because non-IFRS measures are not calculated in accordance with IFRS, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related IFRS measures presented in this release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in the method of calculation and in the items being adjusted.

We encourage investors to review our financial statements and other filings with the Securities and Exchange Commission in their entirety for additional information regarding the Company and not to rely on any single financial measure.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In U.S. dollars, except otherwise indicated)	Three months ended March 31, 2023	Three months ended March 31, 2022	Variance

Total operating revenues (millions)	731	567	28.9%
Total operating expenses (millions)	762	598	27.4%
EBIT (millions)	(31)	(31)	0.0%
EBIT margin	(4.3%)	(5.5%)	1.3 pp
Depreciation and amortization (millions)	119	95	25.3%
Aircraft and engine variable lease expenses (millions)	35	33	6.1%
Net loss (millions)	(71)	(49)	44.9%
Net loss margin	(9.7%)	(8.7%)	(1.0 pp)
Loss per share (6):
Basic	(0.06)	(0.04)	44.8%
Diluted	(0.06)	(0.04)	44.4%
Loss per ADS*:
Basic	(0.62)	(0.42)	44.8%
Diluted	(0.61)	(0.42)	44.8%
Weighted average shares outstanding:	1,165,976,677	1,165,976,677	0.0%
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (1)	7.71	7.04	9.5%
Average base fare per passenger	47	46	2.4%
Total ancillary revenue per passenger (3)	42	35	20.2%
Total operating revenue per passenger	89	81	10.1%
Operating expenses per ASM (CASM) (cents) (1)	8.03	7.42	8.2%
CASM ex fuel (cents) (1)	4.65	4.40	5.7%
Adjusted CASM ex fuel (cents) (1) (5)	4.28	4.03	6.3%
Operating Indicators
Available seat miles (ASMs) (millions) (1)	9,488	8,061	17.7%
Domestic	6,537	5,682	15.0%
International	2,951	2,379	24.1%
Revenue passenger miles (RPMs) (millions) (1)	8,067	6,728	19.9%
Domestic	5,546	4,895	13.3%
International	2,521	1,833	37.5%
Load factor (2)	85.0%	83.5%	1.6 pp
Domestic	84.8%	86.2%	(1.3 pp)
International	85.4%	77.1%	8.4 pp
Booked passengers (thousands) (1)	8,186	6,989	17.1%
Domestic	6,440	5,676	13.5%
International	1,746	1,313	33.0%
Departures (1)	50,191	44,938	11.7%
Block hours (1)	130,549	113,413	15.1%
Aircraft at end of period	120	104	16
Average aircraft utilization (block hours)	13.52	13.26	2.0%
Fuel gallons accrued (millions)	92.23	77.22	19.4%
Average economic fuel cost per gallon (4)	3.46	3.10	11.6%
Average exchange rate	18.70	20.52	(8.9%)
End of period exchange rate	18.11	19.99	(9.4%)
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share.

(1) Includes schedule and charter.
(2) Includes schedule.

(3) Includes “Other passenger revenues” and “Non-passenger revenues”.

(4) Excludes Non-creditable VAT.

(5) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.

(6) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding (excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of U.S. dollars)	Three months ended March 31, 2023	Three months ended March 31, 2022	Variance

Operating revenues:
Passenger revenues	701	542	29.3%
Fare revenues	387	322	20.2%
Other passenger revenues	314	219	43.4%

Non-passenger revenues	30	25	20.0%
Other non-passenger revenues	26	22	18.2%
Cargo	4	3	33.3%

Total operating revenues	731	567	28.9%

Other operating income	-	(3)	(100.0%)
Fuel expense	321	243	32.1%
Landing, take-off and navigation expenses	110	92	19.6%
Salaries and benefits	91	67	35.8%
Depreciation of right of use assets	88	75	17.3%
Aircraft and engine variable lease expenses	35	33	6.1%
Sales, marketing and distribution expenses	35	25	40.0%
Maintenance expenses	26	26	0.0%
Other operating expenses	25	20	25.0%
Depreciation and amortization	31	20	55.0%
Operating expenses	762	598	27.4%

Operating loss	(31)	(31)	0.0%

Finance income	7	1	600.0%
Finance cost	(58)	(47)	23.4%
Exchange (loss) gain, net	(14)	13	N/A
Comprehensive financing result	(65)	(33)	97.0%

Loss before income tax	(96)	(65)	47.7%
Income tax benefit	25	16	56.3%
Net loss	(71)	(49)	44.9%

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited	Three months ended March 31, 2023	Three months ended March 31, 2022	Variance
(In millions of U.S. dollars)

Other passenger revenues	314	219	43.4%
Non-passenger revenues	30	25	20.0%
Total ancillary revenues	344	245	40.4%

Booked passengers (thousands) (1)	8,186	6,989	17.1%

Total ancillary revenue per passenger	42	35	20.2%

(1) Includes schedule and charter.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

	March 31, 2023 Unaudited	December 31, 2022 Audited
(In millions of U.S. dollars)
Assets
Cash, cash equivalents and restricted cash	704	712
Accounts receivable, net	285	240
Inventories	15	16
Prepaid expenses and other current assets	41	33
Assets held-for-sale	-	1
Guarantee deposits	54	64
Total current assets	1,099	1,066
Rotable spare parts, furniture and equipment, net	562	479
Right of use assets	2,210	2,181
Intangible assets, net	12	13
Derivatives Financial Instruments	2	2
Deferred income taxes	246	208
Guarantee deposits	497	484
Other long- term assets	37	35
Total non-current assets	3,566	3,402
Total assets	4,665	4,468
Liabilities
Unearned transportation revenue	444	346
Accounts payable	177	209
Accrued liabilities	192	188
Lease Liabilities	345	336
Other taxes and fees payable	319	218
Income taxes payable	11	6
Financial debt	155	112
Other liabilities	6	5
Total short-term liabilities	1,649	1,420
Financial debt	149	161
Accrued liabilities	15	14
Lease Liabilities	2,403	2,373
Other liabilities	259	244
Employee benefits	12	11
Deferred income taxes	14	10
Total long-term liabilities	2,852	2,813
Total liabilities	4,501	4,233
Equity
Capital stock	248	248
Treasury shares	(13)	(13)
Contributions for future capital increases	-	-
Legal reserve	17	17
Additional paid-in capital	284	283
Accumulated deficit	(227)	(156)
Accumulated other comprehensive loss	(145)	(144)
Total equity	164	235
Total liabilities and equity	4,665	4,468

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of U.S. dollars)	Three months ended March 31, 2023	Three months ended March 31, 2022

Net cash flow provided by operating activities	208	196
Net cash flow used in investing activities	(109)	(6)
Net cash flow used in financing activities*	(110)	(183)
(Decrease) increase in cash, cash equivalents and restricted cash	(11)	7
Net foreign exchange differences	3	2
Cash, cash equivalents and restricted cash at beginning of period	712	741
Cash, cash equivalents and restricted cash at end of period	704	750
*Includes aircraft rental payments of $127 million and $112 million for the three months ended period March 31, 2023, and 2022, respectively.

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